UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition Period from                      to

Commission File No. 1-9583

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA Inc.

Employee 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

1 Manhattanville Road

Suite 301

Purchase, NY 10577

Required Information

The MBIA Inc. Employee 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

MBIA INC.

EMPLOYEE 401(k) PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2015

MBIA INC.

EMPLOYEE 401(k) PLAN

Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than those listed above, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

MBIA Inc. Employee 401(k) Plan

Purchase, NY

We have audited the accompanying statements of net assets available for benefits of the MBIA Inc. Employee 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Philadelphia, PA

May 12, 2016

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

MBIA INC.

EMPLOYEE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	December 31, 2015	December 31, 2014
Investments, at fair value (Note 4)	$96,877,817	$103,631,402
Notes receivable from participants	593,466	880,558

Net assets available for benefits	$97,471,283	$104,511,960

The accompanying notes are an integral part of the financial statements.

MBIA INC.

EMPLOYEE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

For the Year Ended December 31, 2015
Additions:
Additions to net assets attributed to:
Investment income:
Net (depreciation) in fair value of investments	$(4,975,050)
Interest and dividends	4,438,158

Net investment (loss)	(536,892)
Contributions:
Participants	2,581,283
Employer	1,267,166

Total contributions	3,848,449

Total additions	3,311,557

Deductions:
Deductions from net assets attributed to:
Benefit distributions	10,352,234

Total deductions	10,352,234

Net decrease	(7,040,677)
Net assets available for benefits:
Beginning of year	104,511,960

End of year	$97,471,283

The accompanying notes are an integral part of the financial statements.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

1.    Plan Description

General and Contributions

The MBIA Inc. Employee 401(k) Plan (the “Plan”) is a defined contribution plan for eligible employees of MBIA Inc. and Subsidiaries (the “Company” or “Employer”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Eligible participants may contribute up to 25% of their total eligible compensation into the Plan. The Plan offers a Roth 401(k) option. The Company matches employee contributions at the rate of 100% of each participant’s contribution up to a maximum of 5%. Contributions are subject to certain limitations. Employer matching contributions are made in the form of cash, whereby participants may direct the Company match to an investment of their choice. The Plan permits eligible employees to rollover funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account.

The Plan is administered by the MBIA Inc. Investment Management Committee and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

Vesting and Forfeitures

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. The Plan’s vesting methodology is based on an “elapsed time” methodology, which provides for employees to be credited with a number of years of service equal to the number of whole years (12 consecutive months) based on an employee’s period of service starting with hire date with the Employer regardless of whether or not such periods of service were completed consecutively as allowed under the service spanning rule. Participants are fully vested in their salary deferred contributions at all times including Roth 401(k) contributions. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited upon the earlier of a distribution or five-year period break in service and generally may serve to pay the Plan’s administrative expenses and to reduce future Company contributions. During 2015 and 2014, $128,912 and $133,378, respectively, of forfeitures were used to fund the Company’s matching obligation pursuant to the terms of the Plan. The forfeiture balance as of December 31, 2015 and 2014 was $63,638 and $16,578, respectively.

Participant Accounts

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses, of each participant’s account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions. The benefit to which a participant is entitled is the benefit that can be provided from the participants’ vested account.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015 AND 2014

Notes Receivable from Participants

A participant may borrow from his or her account a minimum of $1,000 up to a maximum for all participant loans equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance reduced by the then outstanding balance of any other loans that a participant received from the Plan. Loan terms may range from 1 to 5 years, or longer for the purchase of a principal residence but not to exceed 10 years. The loans are collateralized by the vested account balance and bear a reasonable rate of interest as managed by Fidelity based on the interest rates charged for similar types of loans by other lenders. Principal and interest are paid ratably through semi-monthly payroll deductions or through direct payment from former employees.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported changes in net assets available for benefits during the reporting period. Actual amounts could differ from those estimates.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related required disclosures. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted.

In July 2015, the FASB released ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”).

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015 AND 2014

This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively.

The Plan elected to early adopt ASU 2015-07 and the applicable parts of ASU 2015-12.

Investments

The Plan’s investments are stated at fair value, including the collective trust, which holds indirect investments in fully benefit-responsive investment contracts.

The Plan’s shares of mutual funds are valued at quoted market prices which represent the NAV of shares held by the Plan at each year end. Investments in common stock, including the Company’s common stock, are stated at fair value based on the last reported sales price on the last business day of the year in the active market in which the security is traded. The investment in the collective trust is valued at NAV per unit, as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value. One of the Plan’s investment options includes a participant-directed brokerage account which allows participants to establish a brokerage account and select various investments consisting of mutual funds and Exchange Traded Funds, which approximates fair value.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. The Plan’s net appreciation in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015 AND 2014

possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. The Company’s common stock comprises approximately 3% and 4% of the net assets available for benefits for the years ending December 31, 2015 and 2014, respectively.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance, plus accrued but unpaid interest. Loans outstanding are reflected as a receivable of the Plan. Interest income is recorded on an accrual basis. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, participant’s contribution, and net results from the investment activities of the participant’s account, reduced for any withdrawal activity and fees associated with notes receivable from participants and participant-directed brokerage accounts.

The Plan may elect to allocate the revenue credit received from Fidelity, on a quarterly basis, to eligible participant’s accounts based on a defined formula. The amount allocated as of December 31, 2015 and 2014 was $65,596 and $65,502, respectively.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, which consist primarily of investment management, recordkeeping and auditing fees, are paid directly by the Company rather than from Plan assets, and are not reflected in the Plan’s financial statements. Fees charged by Fidelity relating to notes receivable from participants and fees associated with participant-directed brokerage accounts are paid from the respective participants’ accounts.

Reclassification

Certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 financial statement presentation.

Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurement” (“ASC 820”) provides the framework for measuring fair value. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., exit price).

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015 AND 2014

ASC 820 provides a fair value hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s assumption about the inputs market participants would use in pricing an asset or liability based on the best information available in current circumstances. The fair value hierarchy is categorized into three levels based on observability and reliability of valuation inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Valuations based on: a) quoted prices for similar assets or liabilities in active markets, b) quoted prices for identical or similar assets or liabilities in inactive markets, c) inputs other than quoted prices that are observable for the asset or liability, and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement.

To the extent that the valuation is based on inputs that are less observable or unobservable, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is more significant for the investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had the securities been readily marketable. The Plan’s policy is to recognize transfers in and transfers out of levels as of the date of the event or change in circumstances that caused the transfer. The Plan has no level 3 investments. There have been no changes in the valuation methodologies or inputs used to value Plan assets at December 31, 2015 and 2014. Refer to Note 4, Investments, for information regarding the fair value of Plan investments.

Subsequent Events

The Plan’s management has evaluated subsequent events through the date the financial statements were available to be issued and there were no subsequent events requiring adjustments to the financial statements or disclosures, as stated herein.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015 AND 2014

3.    Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all affected participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances, subject to the provisions of ERISA.

As a result of the sale of the Cutwater Holdings, LLC (“Cutwater”) in January 2015, the Plan has determined that a partial Plan termination occurred in 2015. All affected Plan participants were fully vested in their accounts upon the sale of Cutwater.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015 AND 2014

4.    Investments

The Plan’s investment assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. The following tables present information about the Plan’s assets measured at fair value as of December 31, 2015 and 2014:

Assets at Fair Value as of December 31, 2015

	Level 1	Total
Mutual funds	$89,164,328	$89,164,328
Common stock	2,687,038	2,687,038

Total investments at fair value	91,851,366	91,851,366

Collective trust measured at NAV*	—	5,026,451

Total investments	$91,851,366	$96,877,817

Assets at Fair Value as of December 31, 2014

	Level 1	Total
Mutual funds	$92,869,938	$92,869,938
Common stock	4,515,526	4,515,526

Total investments at fair value	97,385,464	97,385,464

Collective trust measured at NAV*	—	6,245,938

Total investments	$97,385,464	$103,631,402

*	Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

5.    Investment in Collective Trust

The Plan holds an investment in a collective trust, specifically the Fidelity Managed Income Portfolio Fund (the “MIP”). The MIP invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, money market funds and may include derivative instruments such as futures contracts and swap agreements to provide daily liquidity. The investment contract issuers seek to preserve the principal investment and earnings, but cannot guarantee that they will be able to do so. The MIP is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. There are no unfunded commitments and the redemption frequency is daily.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015 AND 2014

Certain events limit the ability of the Plan to transact with the participants. Such events include the following: (a) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (d) the failure of the Plan to qualify for exemption from federal income taxes or any other prohibited transaction exception under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact with the participants, is probable.

6.    Tax Status

The Internal Revenue Service (“IRS) has determined and informed the Company by letter dated June 5, 2015, that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (the “IRC”) and is therefore exempt from federal income taxes under provisions of Section 501(a) of the IRC. The Plan Administrator believes that the Plan is currently designed and being operated in accordance with the IRC.

Prior to the letter dated June 5, 2015, the Plan received a favorable determination letter from the IRS dated March 21, 2012, that the Plan was designed in accordance with the applicable sections of the IRC.

GAAP requires that Plan management evaluate each tax position taken by the Plan and recognize a liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not (i.e. a likelihood of more than 50 percent), based on the technical merits, would not be sustained on examination. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 there are no uncertain tax positions taken or expected to be taken. Accordingly, the Plan has recognized no interest and penalties associated with any liability for unrecognized tax benefits. The Plan’s policy is to record such amounts, if any, as income tax expense. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015 AND 2014

7.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported in the Plan’s financial statements at December 31, 2014 to the Form 5500:

December 31, 2014
Net assets available for benefits per the financial statements	$104,511,960
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a collective trust	92,648

Net assets available for benefits per the Form 5500	$104,604,608

The following is a reconciliation of the net decrease in net assets available for benefits as reported in the Plan’s financial statements to the Form 5500 for the year ended December 31, 2015:

December 31, 2015
Net decrease in net assets available for benefits per the financial statements	$(7,040,677)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a collective trust	(92,648)

Net decrease in net assets available for benefits per the Form 5500	$(7,133,325)

8.    Related Party Transactions

Certain Plan investments are managed by Fidelity, the investment advisor, trustee and custodian for the Plan, and shares of the Company’s common stock. The investments with MBIA Inc. common stock were $2,687,038 and $4,515,526 at December 31, 2015 and 2014, respectively. These transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

MBIA INC.

EMPLOYEE 401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 06-1185706, PLAN 002

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Common stock:
*	MBIA Inc.	Common stock		$2,687,038

	Mutual funds:
*	Fidelity Puritan Fund	Mutual fund		2,518,238
*	Fidelity Growth Company Fund	Mutual fund		17,342,194
*	Fidelity Blue Chip Growth Fund	Mutual fund		5,134,172
*	Fidelity Spartan 500 Index Inst. Fund	Mutual fund		12,700,651
*	Fidelity Spartan Extended Market Index INV	Mutual fund		1,425,386
*	Fidelity Spartan U.S.Bond Index ADV	Mutual fund		212,068
*	Fidelity Low-Priced Stock Fund	Mutual fund		2,041,068
*	Fidelity Freedom Income Fund	Mutual fund		213,880
*	Fidelity Freedom Fund 2010	Mutual fund		1,489,879
*	Fidelity Freedom Fund 2015	Mutual fund		554,218
*	Fidelity Freedom Fund 2020	Mutual fund		3,388,314
*	Fidelity Freedom Fund 2025	Mutual fund		2,443,347
*	Fidelity Freedom Fund 2030	Mutual fund		3,331,011
*	Fidelity Freedom Fund 2035	Mutual fund		3,028,736
*	Fidelity Freedom Fund 2040	Mutual fund		1,880,139
*	Fidelity Freedom Fund 2045	Mutual fund		1,085,544
*	Fidelity Freedom Fund 2050	Mutual fund		418,964
*	Fidelity Freedom Fund 2055	Mutual fund		17,959
	Deutsche Cash Management Fund Institutional Class	Mutual fund		582,995
	Baron Asset Inst Fund	Mutual fund		2,911,219
	Baron Growth Inst Fund	Mutual fund		3,798,456
	PIMCO High Yield Institutional Fund	Mutual fund		1,868,198
	PIMCO Total Return Institutional Fund	Mutual fund		4,213,412
	Cohen and Steers Realty Shares, Inc. Fund	Mutual fund		817,507

MBIA INC.

EMPLOYEE 401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i (Continued)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 06-1185706, PLAN 002

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Royce Opportunity Fund	Mutual fund		813,445
	Allianz NFJ Dividend Value Fund	Mutual fund		666,036
	Dodge & Cox International Stock Fund	Mutual fund		1,682,131
	RidgeWorth Mid-Cap Value Fund	Mutual fund		3,320,297
	Vanguard Total International Stock Index Fund	Mutual fund		6,097,428
	Templeton Global Bond Fund	Mutual fund		357,731
	Conestoga Small Cap Fund INV	Mutual fund		115,619
	Baird Core Plus Bond Fund	Mutual fund		86,786
	Fidelity BrokerageLink	Participant-directed brokerage accounts		2,607,300
	Collective trust:
*	Fidelity Managed Income Portfolio Fund	Collective trust		5,026,451
*	Participant loans	Interest rate: 5.25%; Maturity dates: 2/12/15 to 1/29/16	—	593,466

	Total			$97,471,283

(1)	Cost is not required for participant-directed investments.
*	Fidelity Management Trust Company, including associated funds, participants and the Company are parties-in-interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MBIA Inc. Employee 401(k) Plan

Date: May 12, 2016	/s/ ANTHONY MCKIERNAN
Anthony McKiernan
Executive Vice President
Chief Financial Officer

Date: May 12, 2016	/s/ ALAN PEARLMAN
Alan Pearlman
Plan Administrator